SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                         ------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               THEGLOBE.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88335R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                           BOCA RATON, FLORIDA  33431
                                 (561) 241-7400
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 AUGUST 2, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  88335R101                                         PAGE 2 OF 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS                         Edward A Cespedes

     S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS  ###-##-####

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                  PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION              United States

--------------------------------------------------------------------------------
              7    SOLE VOTING POWER                   1,915,000 (1)

              ------------------------------------------------------------------
  NUMBER OF   8    SHARED VOTING POWER                 -0-
    SHARES
 BENEFICIALLY ------------------------------------------------------------------
   OWNED BY   9    SOLE DISPOSITIVE POWER              1,915,000 (1)
     EACH
  REPORTING   ------------------------------------------------------------------
 PERSON WITH  10   SHARED DISPOSITIVE POWER            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       1,915,000(1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11            5.9% (1)

--------------------------------------------------------------------------------
14   TYPE  OF  REPORTING  PERSON*                                IN

--------------------------------------------------------------------------------


(1) Consists solely of options to acquire common stock of the Issuer granted to the Reporting Person in his capacity as an employee.

ITEM  1.  SECURITY  AND  ISSUER

     This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)-(c) This Schedule 13D is filed by Edward A. Cespedes ("Reporting Person"). The address of the Reporting Persons is 110 E. Broward Blvd, Suite 1400, Fort Lauderdale, Florida 33301. Mr. Cespedes is the President of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The  Reporting  Person  is  a  citizen  of  the  United  States.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

All of the shares of Common Stock beneficially owned by the Reporting Person consist of shares issuable upon the exercise of stock options granted to the Reporting Person. No consideration was paid by the Reporting Person in exchange for the various stock options, although the options are exercisable at various strike prices ranging from $0.02 to $15.75 depending upon their date of grant.

ITEM  4.  PURPOSE  OF  TRANSACTION

All stock options were granted to provide incentive to the Reporting Person in his capacity as an executive officer of the Issuer.

Other than with respect to the Letter of Intent described below, the Reporting Persons are not aware of any plans or proposals which the Reporting Person may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)  any  other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f)  any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)  any  action  similar  to  any  of  those  enumerated  above.

On March 28, 2003, Mr. Cespedes and Michael S. Egan, the Chairman, Chief Executive Officer and a major stockholder, entered into a non-binding letter of intent to loan up to $1 million to the Company pursuant to a convertible secured loan facility. The loan facility would be convertible into shares of the Company's common stock at the rate of $.09 per share, which if fully funded and converted, would result in the issuance of approximately 11.1 million shares. In addition, assuming the loan is fully funded, it is anticipated that the investors would be issued a warrant to acquire approximately 2.2 million shares of theglobe.com Common Stock at an exercise price of $.15 per share. The convertible debt financing is subject to a number of closing conditions, including execution of definitive documentation, satisfactory resolution of certain Company liabilities and other tax and business considerations. The financing is also subject to completion of a loan facility and related documentation satisfactory to the parties. If consummated, the convertible debt financing will result in substantial dilution of the number of securities of theglobe.com either issued and outstanding or obtainable upon conversion of the debt or exercise of the warrant. There can be no assurance, if and when, the financing will be consummated. In addition, the Reporting Person reserves the right to acquire additional securities of the Issuer, to sell securities of the Issuer and to exercise options and warrants of the Issuer.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by the Reporting Person, as set forth in Item 3 and (ii) 30,369,647 shares of Common Stock outstanding as of March 18, 2003.

          Amount beneficially owned:

               1,915,000

          Percent of class:

                 5.9%

          Number of shares as to which the person has:

               sole power to vote or to direct the vote:

                    1,915,000

               shared power to vote or to direct the vote:

                    -0-

               sole power to dispose or to direct the disposition of:

                    1,915,000

               shared power to dispose or to direct the disposition of:

                    -0-

(c) On August 2, 2002, the Reporting Person was granted an option to acquire 1,750,000 shares of the Issuer's Common Stock at a strike price of $0.02 per share. All of such options vested immediately and are exercisable until August 2, 2012.

(d)  None

(e)  Not  applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as set forth in items 4 and 5 above, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

          None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                               /s/  Edward  A.  Cespedes
                                        ---------------------------------------
                                               Edward  A.  Cespedes